FIRST TRUST SERIES FUND
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187



                               December 22, 2010


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:            First Trust Preferred Securities and Income Fund;
             First Trust/Confluence Small-Cap Value Fund  (the"Funds")
             ---------------------------------------------------------

Ladies and Gentlemen:

    The undersigned, First Trust Series Fund (the "Registrant") and First Trust Portfolios L.P., the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (Registration No. 333-168727), filed on December 22, 2010, so that the same may become effective at 3:00 p.m., Eastern Time on December 29, 2010 or as soon thereafter as practicable.

                                 Very truly yours,

                                 First Trust Series Fund


                                 By: /s/ W. Scott Jardine
                                     ----------------------------
                                     W. Scott Jardine, Secretary


                                 First Trust Portfolios L.P.

                                 By: /s/ W. Scott Jardine
                                     ----------------------------
                                     W. Scott Jardine, Secretary